Publication: South China Morning Post
Page: Classified 6 & 7

Date: 1 Sep 2005
Where Published: Hong Kong

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FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 00142)

2005 Interim Results – Unaudited

FINANCIAL HIGHLIGHTS

- Net profit increased by 18.1 per cent to US$60.8 million (HK$474.2 million) from US$51.5 million (HK$401.7 million).
- Turnover decreased by 5.9 per cent to US$942.5 million (HK$7,351.5 million) from US$1,002.0 million (HK$7,815.6 million), principally reflecting the effect of rupiah depreciation.
- Excluding the effects of foreign exchange and derivative losses and non-recurring gains, recurring profit increased by 8.5 per cent to US$53.9 million (HK$420.4 million) from US$49.7 million (HK$387.7 million).
- Basic earnings per share increased by 17.9 per cent to US1.91 cents (HK14.90 cents) from US1.62 cents (HK12.64 cents).
- Shareholders' equity increased by 39.5 per cent to US$317.3 million (HK$2,474.9 million) at 30 June 2005 from US$227.4 million (HK$1,773.7 million) at 31 December 2004.
- Consolidated gearing ratio improved to 1.13 times at 30 June 2005, compared with 1.45 times at 31 December 2004.
- An interim dividend of US0.13 cent (HK1.00 cent) per ordinary share has been declared. In 2004, no interim dividend was declared.

CONDENSED INTERIM FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED PROFIT AND LOSS STATEMENT – UNAUDITED

For the six months ended 30 June	2005 US$m	2004 (Restated)(i) US$m	2005* HK$m	2004* (Restated)(i) HK$m
Turnover – Note 2	942.5	1,002.0	7,351.5	7,815.6
Cost of sales	(702.7)	(756.7)	(5,481.1)	(5,902.3)
Gross profit	239.8	245.3	1,870.4	1,913.3
Distribution costs	(81.7)	(90.2)	(637.3)	(703.5)
Administrative expenses	(57.3)	(64.4)	(446.9)	(502.3)
Other operating expenses, net	(6.3)	(35.4)	(49.1)	(276.1)
Net borrowing costs – Note 3	(59.2)	(55.4)	(461.8)	(432.1)
Share of profits less losses of associated companies	71.1	49.9	554.6	389.2
Profit before taxation – Note 4	106.4	49.8	829.9	388.5
Taxation – Note 5	(20.4)	(10.6)	(159.1)	(82.7)
Profit from continuing operations	86.0	39.2	670.8	305.8
Profit from a discontinued operation – Note 6	–	18.8	–	146.6
Profit for the period	86.0	58.0	670.8	452.4
Attributable to:				
Equity holders of the parent – Note 7	60.8	51.5	474.2	401.7
Minority interest	25.2	6.5	196.6	50.7
	86.0	58.0	670.8	452.4

For the six months ended 30 June	2005	2004 (Restated)(i)	2005*	2004* (Restated)(i)
Per share data	US¢	US¢	HK¢	HK¢
Basic earnings – Note 8				
– Continuing operations	1.91	1.03	14.90	8.03
– A discontinued operation	N/A	0.59	N/A	4.61
– Total	1.91	1.62	14.90	12.64
Diluted earnings – Note 8				
– Continuing operations	1.74	N/A	13.57	N/A
– A discontinued operation	N/A	N/A	N/A	N/A
– Total	1.74	N/A	13.57	N/A
Dividend	0.13	–	1.00	–

N/A Not applicable
(i) Refer to Note 1

CONDENSED CONSOLIDATED BALANCE SHEET – UNAUDITED

	At 30 June 2005 US$m	At 31 December 2004 (Restated)(i) US$m	At 30 June 2005* HK$m	At 31 December 2004* (Restated)(i) HK$m
Non-current assets				
Property and equipment	626.8	647.4	4,889.0	5,049.7
Plantations	164.3	147.4	1,281.5	1,149.7
Associated companies	296.4	168.9	2,311.9	1,317.4
Long-term receivables and prepayments	136.7	251.6	1,066.3	1,962.5
Goodwill	40.0	36.5	312.0	284.7
Prepaid land premiums	40.7	41.0	317.5	319.8
Available-for-sale assets	4.4	11.5	34.3	89.7
Deferred tax assets	6.0	5.8	46.8	45.2
Restricted cash	4.7	4.7	36.7	36.7
	1,320.0	1,314.8	10,296.0	10,255.4
Current assets				
Cash and cash equivalents	257.7	186.6	2,010.1	1,455.5
Restricted cash	–	4.5	–	35.1
Available-for-sale assets	42.6	21.4	332.3	166.9
Accounts receivable, other receivables and prepayments – Note 9	286.9	360.0	2,237.8	2,808.0
Inventories	291.5	283.4	2,273.7	2,194.9
	878.7	855.9	6,853.9	6,660.4
Current liabilities				
Accounts payable, other payables and accruals – Note 10	278.3	282.4	2,170.8	2,202.7
Short-term borrowings	243.6	288.9	1,900.1	2,253.4
Provision for taxation	16.2	26.2	126.3	204.3
	538.1	597.5	4,197.2	4,660.4
Net current assets	340.6	256.4	2,656.7	2,000.0
Total assets less current liabilities	1,660.6	1,571.2	12,952.7	12,255.4
Equity				
Issued capital	31.9	31.9	248.8	248.8
Other reserves	899.8	902.8	7,018.4	7,041.8
Accumulated losses	(614.4)	(707.3)	(4,792.3)	(5,517.0)
Equity attributable to equity holders of the parent	317.3	227.4	2,474.9	1,773.7
Minority interest	343.0	363.7	2,675.4	2,836.9
Total equity	660.3	591.1	5,150.3	4,610.6
Non-current liabilities				
Loan capital and long-term borrowings	762.7	761.2	5,949.1	5,937.4
Deferred liabilities and provisions	96.7	107.1	754.3	835.4
Deferred tax liabilities	116.6	111.8	909.4	872.0
Derivative liability	24.3	–	189.6	–
	1,000.3	980.1	7,802.4	7,644.8
	1,660.6	1,571.2	12,952.7	12,255.4

(i) Refer to Note 1

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY – UNAUDITED

[illegible]

CONDENSED CONSOLIDATED CASH FLOW STATEMENT – UNAUDITED

For the six months ended 30 June	2005 US$m	2004 (Restated)(i) US$m	2005* HK$m	2004* (Restated)(i) HK$m
Profit before taxation	106.4	49.8	829.9	388.5
Adjustments for:				
Interest expenses	64.6	62.4	503.9	486.7
Depreciation	32.7	28.0	255.1	218.4
Foreign exchange and derivative losses, net	24.3	31.6	189.5	246.5
Decrease in long-term receivables and prepayment	1.3	11.8	10.1	92.0
Amortisation of goodwill	–	0.5	–	3.9
Gain on sale of property and equipment	–	(1.0)	–	(7.8)
Payments in respect of deferred liabilities and provisions	–	(14.0)	–	(109.2)
Share of profit less losses of associated companies	(71.1)	(49.9)	(554.6)	(389.2)
(Gain)/loss on changes in fair value of plantations	(8.5)	14.0	(66.3)	109.2
Interest income	(5.4)	(7.0)	(42.1)	(54.6)
Gain on dilution of interest in an associated company	(3.0)	–	(23.4)	–
Others	8.4	9.9	65.6	77.2
	149.7	136.1	1,167.7	1,061.6
Decrease in working capital+	23.0	62.4	179.4	486.7
Net cash generated from operations	172.7	198.5	1,347.1	1,548.3
Interest received	4.8	9.7	37.4	75.7
Interest paid	(53.8)	(60.1)	(419.6)	(468.8)
Tax paid	(37.5)	(23.1)	(292.5)	(180.2)
Net cash inflow from operating activities	86.2	125.0	672.4	975.0
Proceeds from termination of derivative transactions	96.3	–	751.2	–
Dividend received from an associated company	10.0	–	78.0	–
Sale of businesses, property and equipment and others	2.2	52.5	17.2	409.5
Acquisitions of subsidiary companies	1.0	–	7.8	–
Increased investment in an associated company	(28.2)	–	(220.0)	–
Purchase of property and equipment and others	(23.6)	(82.9)	(184.1)	(646.6)
Acquisitions of short-term investments	(22.5)	–	(175.5)	–
Acquisition of an associated company	(15.0)	–	(117.0)	–
Loans (to)/repaid by associated companies	(0.2)	0.5	(1.6)	3.9
Continuing operations	20.0	(29.9)	156.0	(233.2)
A discontinued operation	–	15.0	–	117.0
Net cash inflow/(outflow) from investing activities	20.0	(14.9)	156.0	(116.2)
Net borrowings repaid	(8.8)	(66.0)	(68.6)	(514.8)
Shares issued to minority interest by a subsidiary company	–	0.1	–	0.8
Dividends paid to minority interest by a subsidiary company	(21.7)	(11.4)	(169.3)	(89.0)
Net cash outflow from financing activities	(30.5)	(77.3)	(237.9)	(603.0)
Net increase in cash and cash equivalents	75.7	32.8	590.5	255.8
Cash and cash equivalents at 1 January	186.6	233.3	1,455.5	1,819.7
Exchange translation	(4.6)	(18.3)	(35.9)	(142.7)
Cash and cash equivalents at 30 June	257.7	247.8	2,010.1	1,932.8
Representing				
Cash and cash equivalents	257.7	247.8	2,010.1	1,932.8

(i) Refer to Note 1
+ Changes in working capital are stated excluding movements due to acquisition and disposal of subsidiary companies.
* The Company maintains its accounts and reports to its shareholders in United States dollars. The figures shown in Hong Kong dollars are for illustration only and are based on a fixed exchange rate of 7.8 Hong Kong dollars to one United States dollar.

Notes:

1. Changes in accounting policies
Significant changes to Hong Kong Generally Accepted Accounting Principles (HK GAAP) have been implemented during 2005 as a consequence of the introduction of a number of new and revised Hong Kong Accounting Standards (HKASs) and Hong Kong Financial Reporting Standards (HKFRSs) (herein collectively referred to as the new HKFRSs) by Hong Kong Institute of Certified Public Accountants (HKICPA), which are effective for accounting periods commencing on, or after, 1 January 2005. The new HKFRSs, which replaced the previous Statements of Standard Accounting Practice, were issued by the HKICPA to align with the equivalent International Financial Reporting Standards (IFRS) and International Accounting Standards (IAS). The principal changes to HK GAAP which affect the Group's consolidated financial statements are summarised as follows:

- HKAS 1 "Presentation of Financial Statements" provides a framework within which an entity assesses how to present fairly the effects of transactions and other events, provides the base criteria for classifying assets and liabilities as [illegible]

[illegible]

2. Turnover and segmental information

[illegible]

FIRST
PACIFIC

Publication: South China Morning Post **Date:** 1 Sep 2005 2/2
Page: Classified 6 & 7 **Where Published:** Hong Kong

REVIEW OF OPERATIONS

Below is an analysis of results by individual company

Contribution Summary

For the six months ended 30 June US$ millions	Turnover 2005	Turnover 2004	Contribution to Group profit(i) 2005	Contribution to Group profit(i) 2004 (Restated)(ii)
PLDT(iii)	–	–	58.8	50.9
Indofood	911.6	973.4	15.5	12.7
Metro Pacific	30.9	28.6	(1.1)	(6.3)
Level Up(iv)	–	–	(0.6)	–
From continuing businesses	942.5	1,002.0	72.6	57.3
From a discontinued operation(v)	–	–	–	1.9
From operations	942.5	1,002.0	72.6	59.2
Head Office items:				
– Corporate overhead			(5.3)	(4.2)
– Net interest expense			(10.0)	(6.5)
– Other expenses			(3.4)	1.2
Recurring profit			53.9	49.7
Foreign exchange and derivative losses			(7.7)	(13.6)
Non-recurring items(vi)			14.6	15.4
Profit attributable to equity holders of the parent			60.8	51.5

(i) After taxation and minority interest, where appropriate

(ii) The Group has restated its 1H04 profit attributable to equity holders of the parent from US$54.7 million to US$51.5 million following the adoption of HKFRSs issued by HKICPA which became effective on 1 January 2005. Details of the restatements are set out in Note 1 to the Condensed Interim Financial Statements.

(iii) Associated companies

(iv) Acquired / disposed

(v) 1H05's non-recurring gains of US$14.6 million mainly comprise goodwill compensation received by Indofood in connection to the establishment of a joint venture ... of US$5.0 million, gain on dilution of the Group's interest in PLDT of US$3.8 million, Metro Pacific's ... adjustments made to amounts owed to Pacific Plaza Towers contractor and others. 1H04's non-recurring items include ...

As of 30 June 2005, Indofood had bought back US$119 million of its US$280 million Eurobonds due in 2007. Effective from 1 January 2005, the Governments of Mauritius and Indonesia cancelled a tax treaty which doubles the tax payment of the bond to 20 per cent from 10 per cent. Indofood was seeking UK High Court's ruling regarding its legal rights to redeem the bonds at par value on the basis of revocation of the double taxation. On 2 August 2005, UK High Court decided to disallow Indofood from exercising its legal rights to redeem the bonds at par and will give its reasons in September 2005. Regarding this decision, Indofood will consider all of the options, including the possibility of an appeal after receiving the reasons for the ruling in September 2005.

Indofood declared a final dividend of Rupiah 17.5 (US 0.2 cent) per share in respect of the 2004 financial year to be paid in September 2005, which represents a payout ratio of 40 per cent.

METRO PACIFIC

Metro Pacific Corporation (Metro Pacific) is a Manila, Philippines-based holding company listed on the Philippine Stock Exchange. Metro Pacific's businesses include property concerns Landco Pacific Corporation and Pacific Plaza Towers, and domestic Philippine shipping firm Negros Navigation Co., Inc.

Metro Pacific's operations are principally denominated in peso, which averaged Pesos 54.91 (1H04: 56.07) to the U.S. dollar. Its financial results are prepared under Philippine GAAP and reported in peso. First Pacific's financial results are prepared under Hong Kong GAAP and reported in U.S. dollar. Despite both of the Philippine GAAP and Hong Kong GAAP being largely based on International Financial Reporting Standards with effect from 1 January 2004, certain adjustments will need to be made to Metro Pacific's reported peso results to ensure full compliance with Hong Kong GAAP. An analysis of these adjustments follows.

For the six months ended 30 June Peso millions	2005	2004 (Restated)
Net income/(loss) under Philippine GAAP	91	(9)
Differing accounting treatments(i)		
– Reclassification/reversal of non-recurring items	(175)	(494)
– Others	(3)	55
Intragroup items(ii)	5	4
Adjusted net loss under Hong Kong GAAP	(80)	(444)
Foreign exchange and derivative (gains)/losses(iii)	(1)	9
Metro Pacific's net loss as reported by First Pacific	(81)	(435)
US$ millions		
Net loss at prevailing average rates for 1H05: Pesos 54.91 and 1H04: Pesos 56.07	(1.5)	(7.8)
Contribution to First Pacific Group profit, at an average shareholding of 1H05: 75.5% and 1H04: 80.6%	(1.1)	(6.3)

(i) Differences in accounting treatment under Philippine GAAP, compared with Hong Kong GAAP. The principal adjustments include:

CHARGES ON GROUP ASSETS

At 30 June 2005, certain bank and other borrowings were secured by the Group's property and equipment, accounts receivables and inventories with a net book value of US$54.9 million (31 December 2004: US$44 million). Apart from these, the Head Office's US$113.0 million bonds were principally secured by the Group's 51.5 per cent interest in Indofood.

FINANCIAL RISK MANAGEMENT

FOREIGN CURRENCY RISK

(A) Company risk

As the Head Office debt is currently denominated in U.S. dollars, foreign currency risk relates mainly to the receipt of cash dividends and to the translation of non-U.S. dollar denominated investments in subsidiary and associated companies.

The Company actively reviews the potential benefits of hedging based on forecast dividend flows. However, the Company does not actively seek to hedge risks arising on the translation of foreign currency denominated investments due to the non-cash nature of such investments and the high costs associated with such hedging. Accordingly, First Pacific is exposed to the impact of foreign currency fluctuations on the translated U.S. dollar value of its foreign currency denominated investments.

With the exception of the Head Office, the principal components of the Group's net asset value (NAV) relate to investments denominated in the peso or rupiah. Accordingly, any change in these currencies, against their respective 30 June 2005 exchange rates, would have an effect on the Group's NAV in U.S. dollar terms.

The following table illustrates the estimated effect on the Group's adjusted NAV for a one per cent change of the peso and rupiah against the U.S. dollar.

Company	Effect on adjusted NAV(i) US$ millions	Effect on adjusted NAV per share HK cents
PLDT	12.2	2.98
Indofood	5.0	1.22
Total	17.2	4.20

(i) Based on quoted share prices as at 30 June 2005 applied to the Group's economic interest

On behalf of the Board of Directors
First Pacific Company Limited
Manuel V. Pangilinan
Managing Director and Chief Executive Officer

Hong Kong, 31 August 2005

As at the date of this announcement, the Board of Directors of First Pacific comprises the following Directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
His Excellency Albert F. del Rosario
Edward K.Y. Chen*, GBS, CBE, JP
Tedy Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
David W C. Tang*, OBE, *Chevalier de l'Ordre des Arts et des Lettres*

* *Independent Non-executive Directors*

FIRST PACIFIC